EXHIBIT 99.1

China Xiniya Fashion Limited Announces Entrance into Securities Purchase Agreement and Share Transfer Agreement

XIAMEN, FUJIAN, China—December 11, 2017—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a provider of men's business casual apparel in China, today announced that it entered into a Securities Purchase Agreement (the “Purchase Agreement”) with, among others, True Silver Limited, a British Virgin Islands company (“True Silver”) and Honest Plus Investments Limited, a British Virgin Islands company (“Honest Plus”), and a Share Transfer Agreement (the “Divestiture Agreement”) with Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), on December 10, 2017.

The Purchase Agreement and the Divestiture Agreement were entered into to satisfy certain closing conditions under the Share Purchase Agreement, dated July 17, 2016, pursuant to which Qiming Investment agreed to sell a controlling interest in the Company to Perfect Lead International Limited and Honest Plus. Pursuant to the terms of the Purchase Agreement and the Divestiture Agreement, the Company has agreed to purchase the entire share capital of True Silver from Honest Plus (the “Acquisition”) for a purchase price of US$34,588,428.05 and the issuance of 772,283,308 newly issued ordinary shares of the Company, and divest its current operations through the sale of the entire share capital of Xiniya Holdings Limited, a Hong Kong company directly and wholly owned by the Company (“Xiniya Holdings”), to Qiming Investment (the “Divestiture”) for a purchase price of US$34,588,428.05. No additional ADS will be issued in connection with the Acquisition. True Silver currently owns, through various subsidiaries and a variable interest arrangement, approximately eighty percent (80%) of Hubei Chutian Microfinance Co., Ltd., a PRC company engaged in the lending of small loans to customers in China (“Chutian”). True Silver is wholly owned by Honest Plus and indirectly controlled by Qizhi Wei, the founder of Chutian. Qiming Investment is wholly owned and controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu.

As a result of the Acquisition and the Divestiture, the Company’s core business will change from men's fashion to micro-lending. In addition, in connection with the Acquisition and the Divestiture, all of the current directors and officers of the Company, with the exception of the current Chief Financial Officer, will resign and new directors and officers will be appointed.

In addition to customary closing conditions, the closing of the Acquisition and the Divestiture (the “Closing”) is subject to approval from the New York Stock Exchange (the “NYSE”). In that regard, the Company is seeking to transfer the listing of the Company to the NYSE American following the Closing. As such, the Company will be required to meet the original listing requirements of the NYSE American. The Closing will occur no more than five (5) business days after all conditions precedent to the Closing have been satisfied or waived. The Company expects the Closing to occur by the end of 2017.

Shearman & Sterling LLP is serving as U.S. legal counsel to the Company and Qiming Investment.

Duff & Phelps is serving as financial advisor to the Special Committee of the Company (the “Special Committee”), Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee, Maples and Calder is serving as Cayman Islands and British Virgin Islands counsel to the Special Committee, and An Jie Law Firm is serving as PRC counsel to the Special Committee.

Lewis Brisbois Bisgaard & Smith LLP is serving as U.S. legal counsel to Honest Plus, Conyers Dill & Pearman is serving as Cayman Islands counsel to Honest Plus, Appleby is serving as British Virgin Islands legal counsel to Honest Plus, and Grandall Law Firm is serving as PRC counsel to Honest Plus.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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About China Xiniya Fashion Limited

Xiniya is a provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution and retail network that includes distributors and authorized retail outlets. Its products are sold to consumers at authorized retail outlets owned and managed by third parties located in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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